

July 3, 2012

<u>Via E-mail</u>
Peter M. Carlson
Executive Vice President Finance
MetLife Insurance Company of Connecticut
1300 Hall Boulevard
Bloomfield, Connecticut 06002

Re: MetLife Insurance Company of Connecticut
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 22, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed May 10, 2012
File No. 033-03094

Dear Mr. Carlson:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Please respond to this letter within 10 business days by amending your filings or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012
Item 8. Financial Statements and Supplementary Data
Notes to the Consolidated Financial Statements
12. Equity
Statutory Equity and Income, page 204

1. With respect to your statutory disclosures, please amend your filing to address the following:
   - The disclosure in this Note is required by ASC 944-505-50 and Article 7 Rule 7.03(a)(23)(c) of Regulation S-X and is thus required to be audited. Please revise your filing to include the information on an audited basis.
   - Disclose the statutory capital and surplus necessary to satisfy regulatory requirements in each jurisdiction pursuant to ASC 944-505-50-1.

- Please tell us why the disclosures in ASC 944-505-50-2 through 50-6 are not required or revise to provide the required disclosures.

Form 10-Q for the Quarterly Period Ended March 31, 2012
Management's Discussion and Analysis
Results of Operations
Three Months Ended March 31, 2012 Compared with the Three Months Ended March 31, 2011, page 92

2. Net derivative losses in the three months ended March 31, 2012 were $439 million compared to losses of $156 million in the three months ended March 31, 2011. Net derivative gains/(losses) recognized are very volatile from quarter to quarter, for example, you recognized net derivatives gains of $882 million in the three months ended September 30, 2011 and net derivatives gains of $237 million in the three months ended December 31, 2011 and then net derivatives losses of $439 million in the first quarter of 2012. You disaggregate the 2012 $553 million net loss on freestanding derivatives on page 46 by 11 different types of derivatives. You state in MD&A that the 2012 net derivative losses are attributable mainly to "the impact of equity market movements and decreased volatility, and rising long-term interest rates" This explanation appears overly general and not useful. Please revise your disclosure to more fully explain the causes of the net losses in 2012.

3. In addition, the discussion should explain the $283 million change in derivatives losses from 2012 to 2011 not the $184 million change net of income tax. This comment is applicable to all line items and Form 10-K also.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant